NO ACT

PE

1-2-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005112

DIVISION OF
CORPORATION FINANCE

February 13, 2015

P.J. Himelfarb
Weil, Gotshal & Manges LLP
pj.himelfarb@weil.com

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 2-13-15

Re: MGM Resorts International
Incoming letter dated January 2, 2015

Dear Ms. Himelfarb:

This is in response to your letter dated January 2, 2015 concerning the shareholder proposal submitted to MGM Resorts by J. Michael Schaefer. We also have received a letter from the proponent dated January 2, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: J. Michael Schaefer
FISMA & OMB Memorandum M-07-16

February 13, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MGM Resorts International
Incoming letter dated January 2, 2015

The proposal relates to annual meeting procedures.

There appears to be some basis for your view that MGM Resorts may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of MGM Resorts' request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if MGM Resorts omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which MGM Resorts relies.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

J.MICHAEL SCHAEFER, JD

2725 Lakewood Ave. *Nevada Office:* ***FISMA & OMB Memorandum M-07-16***

Los Angeles, Ca. 90039

FISMA & OMB Memorandum M-07-16

Please respond to Nevada office

US Securities and Exhange Commmission January 2, 2015
Division of Corporation Finance
Office of Chief Counsel
100 F St. NE
Washington, DC 20549

Re: MGM RESORTS INTERNATIONAL - 2015 Annual Meeting
Rule 14a-8 submission to be included in printed material

Ladies and Gentlemen:

It is my pleasure to respond to 73 page email received this date, in 1962 I was on staff when retired federal Judge Stanley Sporkin, late son of HV Kaltenborne iconic newsman, Rolf Kaltenborn, and SEC Chair William Carey of Columbia University were around, and I worked with Ralph Saul on the Special Studies project.

There would be no proposal if MGM counsel, who knows me well, had apologized for at-site security barring any shareholder access to front row seated directors, and said "Mr. Schaefer, I have asked one of our staff to escort you to the front row seating area where you can briefly greet those named directors who you have greeted on other occasaions, Rose McKinney-James, William Bible, Melvin Wolzinger, they are always happy to see shareholders they have known over the years, such as yourself". When the corporation met in Detroit, there was no access issues, much smaller gathering, here in Las Vegas more people suggests more security but the best Mr. McManus can come up with is "If we decide to allow shareholders to have contact witih our Directors, you will be treated no different than any other shareholder". This ignores fact that the named directors and I have been socializing briefly at shareholders meetings for over a decade and the avereage shareholder is unknown to any director. Former Chair Terrence Lanni used to armly welcome me when I rose to offere a question, and Chair James Murren is equally affable and respectfull of those of us who elected his Board. I totally do not comprehend the artificial securitiy barriers that corporate counsel enforces.

ISSUES:

Proof of ownership: I had 1000 shares in my name as John M. Schaefer for over a dozen years until this past year mid-year IRS seized same for taxes. Prior to the seizure I bought at least $2000 in common shares in my ScottTrade account thus there has been no lapse in vested ownership.

Ordinary business operations It is a **policy** matter, not administration, if the Board or Chief of Security, opts to change past custom of making available officers and directors to mingle with shareholders before or after the meeting. I had a civil dispute with comic Brad Garrett, performing at MGM, he had asked me to run down a comedian he wanted to have perform, I did so, sent him full information, asked for a ticket to see his show sometime, and was repeatedly stonewalled, and took the great ego to small claims court, when he refused to approve a single comp ticket for at least an hour of running around I spent responding to his reqquest. At first he denied that I had been asked, then he changed his mind to say that I was not the comic's official agent and that only some lady on his staff recruits comics, having been an officer of the courts for 40 years, Georgetown Law JD 1963, and finding Garrett on UTube beating up on papparazzi, breaking their camera, I felt I had a bully and a prevaricator who needed some confrontation with Justice. I thought that MGM was prejudicing against ME, singling me out because of the Brad Garrett dust-up, and am appallled that they feel it necessary to bring all that into their tome of communication. It appears now that it was NOT an "administrative" action prejudicing just me, but a POLICY of, after years of access, 'protecting' their directors from all us electors in the corporation scheme.

Impermissibly vague?

So "director emeritus' is confusing and not similar to "directors and officers". Thiis letter serves to amend my proposed resolution to note : "references to officer and/or directors includes directors emeritus, if any, in attendance at the annual meeting of shareholders"
I suggest that MGM Counsel is gamesplaying and this should offend all of us in our search for the truth.

The resolution must be included and rise or fall of its own weight, not because of wordsmiths.

Respectfully,

J.MICHAEL SCHAEFER
Schaefer Family, Derek and Michael, investors in MGM Grand for over a decade till now.

CC: P J. Himelfarb; John McManus, by email

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300
Dallas, TX 75201-6950
+1 214 746 7700 tel
+1 214 746 7777 fax

P.J. Himelfarb
+1 (214) 746-7811
pj.himelfarb@weil.com

January 2, 2015

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: MGM Resorts International – 2015 Annual Meeting
Omission of Shareholder Proposal of J. Michael Schaefer
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of our client, MGM Resorts International (the "Company"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The Company has received the shareholder proposal attached as Exhibit A (the "Proposal") from J. Michael Schaefer (the "Proponent") for inclusion in the Company's form of proxy statement and other proxy materials (together, the "Proxy Materials") for its 2015 annual meeting of stockholders. In reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company intends to omit the Proposal from its proxy materials, alternatively, pursuant to:

- Rule 14a-8(b) and 14a-8(f)(i) (lack of sufficient proof of ownership);
- Rule 14a-8(i)(7) (ordinary business operations); or
- Rule 14a-8(i)(3) (impermissibly vague).

We respectfully request the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials.

Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB No. 14D"), the Company has submitted this letter and the related relevant correspondence from the Proponent to the Staff via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2015 Proxy Materials.

The Company plans to file its definitive proxy statement with the Commission on March 26, 2015. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015 proxy statement. The Company agrees to promptly forward to the Proponent any Staff response to the Company's no-action request that the Staff transmits to the Company by mail, email and/or facsimile. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, the Company hereby informs the Proponent that the undersigned on behalf of the Company is entitled to receive from the Proponent a concurrent copy of any additional correspondence submitted to the Commission or the Staff relating to the Proposal.

I. The Proposal

The Company received the Proposal via email and U.S. mail on June 9, 2014, contained within a cover letter from the Proponent, dated June 5, 2014. The Proposal, the accompanying supporting statement, are attached to this letter as Exhibit A.

The Proposal requests that shareholders of the Company resolve that the Company's board of directors "take such action as may be necessary to assure reasonable contact at corporate annual meeting [sic] between officers and directors and [stockholders], for brief greeting, intrduction [sic] as part of [the stockholders] getting to know those who operate [the stockholder's] investment."

A copy of the Proposal, enclosed with a cover letter dated June 6, 2014, was also received by one of the Company's directors, Rose McKinney-James, via U.S. mail on June 13, 2014 (the "McKinney-James Letter"). The McKinney-James Letter is attached to this letter as Exhibit B.

II. Background

Within the Proposal, the Proponent stated that he holds over 1,000 shares. The Proponent did not, however, provide written proof of his holdings from the record holder, and the Proponent does not appear on the records of the Company as a shareholder. The Company thereafter sought verification from the Proponent of his eligibility with regard to the Proposal. In accordance with Rule 14a-8(f), on June 19, 2014, which was within fourteen (14) calendar days of the Company's receipt of the Proposal, the Company sent a letter via U.S. mail (the "Deficiency Letter") notifying the Proponent of the requirements of Rule 14a-8(b), and requesting a written statement from the record holder of the Proponent's ownership of the required amount of Company shares verifying that, as of the date the Proponent submitted the Proposal, the Proponent continuously held the required amount of Company shares for at least the one-year period preceding and including the date the Proponent submitted the Proposal to the Company. The Deficiency Letter also requested a written statement from the Proponent of his intention to continue ownership of the required amount of Company shares through the date of the Company's 2015 annual meeting of stockholders. The Deficiency Letter advised that such written statements had to be submitted by the Proponent to the Company within 14 calendar days from the date the Proponent received the Deficiency Letter. The Deficiency Letter included copies of Staff Legal Bulletin No. 14F (October 18, 2011) and Staff Legal Bulletin No. 14G (October 12, 2012) to provide guidance to the Proponent on submitting proof of ownership. A copy of the Deficiency Letter is attached to this letter as Exhibit C.

On June 24, 2014, the Company received via U.S. mail a letter dated June 21, 2014 from the Proponent (the "Proponent's Response Letter"), which included a written statement from the Proponent stating that he intends to continue ownership of the required shares of the Company through the date of the Company's 2015 annual meeting of stockholders. However, the Proponent's Response Letter did not include a written statement by a record holder of shares of the Company as to any beneficial ownership of such shares by the Proponent. Instead, the Proponent's Response Letter included a periodic investment statement, dated September 1, 2012 to September 30, 2012, of the Proponent's ownership of securities in Rite Aid Corp and Yahoo! Inc., both of which are unrelated to the Company's stock. The Proponent's Response Letter also included an Affidavit executed by the Proponent which states that "[a]s to proof of my ownership that I have owned $2,000 [sic] for at least one year, corporate records would indicate ownership of 1,000 shares for a decade or more." As discussed above, the Proponent does not appear on the records of the Company as a shareholder. A copy of the Proponent's Response Letter is attached to this letter as Exhibit D. Assuming the Proponent received the Deficiency Letter on June 21, 2014, which was the date of the Proponent's Response Letter, the 14 calendar day response period expired on July 5, 2014. The Company did not receive any further correspondence from the Proponent regarding proof of his ownership of Company shares by the close of the 14 calendar day response period.

On June 25, 2014, John M. McManus, the Company's Executive Vice President, General Counsel and Secretary, sent an email to the Proponent, discussing, among other things, the Proposal (the "McManus Email"). On June 25, 2014, the Proponent sent an email in response to Mr. McManus, expressing a long list of perceived slights and other injustices he felt he has endured from the Company (the "Proponent's Reply Email"). On July 29, 2014, the Company received via U.S. mail a letter dated July 28, 2014 from the Proponent addressed to Mr. McManus (the "July 28 Letter"). The McManus Email, the Proponent's Reply Email and the July 28 Letter are attached to this letter as Exhibit E.

On August 4, 2014, the Company received via U.S. mail a letter dated August 1, 2014 from the Proponent (the "Proponent's August 1st Letter"), which included a written statement from the Proponent that his ownership of 1,000 shares of the Company was "involuntarily recently liquidated with proceeds paid to the IRS" and that his sons, Derek D. and Michael R. Schaefer, own shares of the Company with a "minimum value of $5,000 in current markets" and intend to continue their ownership of the required shares of the Company through the date of the Company's 2015 annual meeting of stockholders. The Proponent's August 1st Letter also included a purported transaction summary relating to ownership of shares of the Company by Schaefer-Nevada Inc., but that document does not mention stock ownership by the Proponent or either or both of his sons. The Proponent's August 1st Letter was not sent until weeks after the

14 calendar day response period had expired. A copy of the Proponent's August 1st Letter is attached to this letter as Exhibit F.

The Company has also received additional letters from the Proponent dated June 5, 2014, August 1, 2014 and September 22, 2014, copies of which are attached to this letter as Exhibit G.

III. Reasons for Omission

a. The Proposal May Be Excluded Under Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal Under Rule 14a-8(b).

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information requested in the Deficiency Letter. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Though a company can verify the eligibility of a registered shareholder to submit a proposal to the company, shareholders who are not the registered holders of their securities have the burden of proving their eligibility to the company. Rule 14a-8(b)(2)(i) provides that a shareholder that is not the registered holder may prove his or her eligibility by "submit[ting] to the company a written statement from the 'record' holder of [their] securities (usually a broker or bank) verifying that, at the time [the proponent] submitted [his or her] proposal, [he or she] continuously held the securities for at least one year . . . [including a] written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Letter, which specifically requested that the Proponent provide the information as to eligibility under Rule 14a-8 described above and included a copy of Staff Legal Bulletin No. 14F (October 18, 2011) and Staff Legal Bulletin No. 14G (October 16, 2012) to provide guidance to the Proponent as to how to provide such information. Neither the Proposal nor the Proponent's Response Letter meet the requirements of Rule 14a-8(b)(i) to verify that, at the time the Proponent submitted the proposal, he had continuously held the requisite shares of the Company for at least one year as of and including the date of the Proposal. The Proponent's Response Letter did not include any written statement from a broker or bank and the Proponent is not a holder of record of Company shares. In the Proponent's August 1st Letter, the Proponent claimed that his sons owned shares of the Company; however, the Proposal was submitted on behalf of the Proponent as an individual, not on behalf of the Proponent and/or his sons. Furthermore, the Proponent's August 1st Letter was sent after the 14-day response period set forth in Rule 14a-8(f)(1) had expired and, in any case, still failed to include any written statement from a broker or bank relating to ownership by the Proponent of shares of the Company; thus, the Proposal is excludable under Rule 14a-8(f)(1).

b. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because the Proposal Is Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Proposal relates to how the Company conducts its annual stockholder meeting. The Staff has consistently held that proposals relating to the conduct of an annual meeting of stockholders are excludable under Rule 14a-8(i)(7). In addressing a proposal analogous to the present Proposal, the Staff agreed with the exclusion of a resolution recommending allocation of a reasonable amount of time before and after the annual meeting for shareholder dialogue with directors. *Citigroup Inc.* (avail. Feb. 7, 2013). The Proposal also seeks to have additional time allocated at annual meetings of stockholders so that the Company's stockholders can engage in "brief greetings" with the Company's directors and executive officers. *See also Bank of America Corporation* (avail. Dec. 22, 2009) (agreeing with exclusion of a proposal recommending all stockholders be entitled to speak at an annual meeting); *Zions Bancorporation* (avail. Feb. 11, 2008) (agreeing with exclusion of a proposal requesting that the location of annual meetings be rotated each year); *Exxon Mobil Corporation* (avail. March 2, 2005) (agreeing with the exclusion of a proposal to set aside time at each annual meeting for question and answer sessions with non-employee directors); *AmSouth Bancorporation* (avail. Jan. 15, 2002) (agreeing with exclusion of a proposal that requested stockholders be provided a minimum of 30 minutes to ask questions at annual meetings).

The Company faces many of the same competing considerations in organizing an annual meeting of stockholders as noted by *Citigroup*, including covering several agenda items in a relatively short amount of time while also being respectful of the Company's directors' and executive officers' busy schedules. Historically, including at the Company's 2014 annual meeting, the Company's board of directors proceeds immediately from the annual meeting to a board meeting. The Company must maintain the control of fixing its own agenda and allocating the appropriate time to cover each agenda item within a reasonable period of time so as not to disrupt the flow of events. Moreover, the annual meetings of the Company are typically well-attended by stockholders – for example, 168 stockholders attended the Company's 2014 annual meeting – so permitting each and every stockholder to "meet and greet" with each and every director and executive officer would be unduly burdensome.

The Proposal also interferes with the Company's policies regarding its communications with stockholders, as the Proposal specifically seeks dialogue between stockholders and the Company's directors and executive officers. It is possible that at such "brief greetings," several stockholders may ask questions to the Company's directors or executives regarding the Company's ordinary business operations and expect a response. The Company believes that communicating with its stockholders is an important aspect of its corporate governance. The Company's board of directors has adopted a policy establishing its expectation that directors will attend the annual meeting of stockholders. *See* MGM Resorts International's Corporate Governance Guidelines, revised February 6, 2014, and attached to this letter as Exhibit H. The Company's board of directors has also adopted a policy for stockholders to communicate with the Company's directors. However, the Company is subject to state and federal laws imposing specific obligations on the Company regarding communications with stockholders; for example, the Commission's Regulation FD imposes restrictions on the disclosure of information that is not shared with all stockholders. The Company must be provided the flexibility to weigh these regulatory issues when deciding how its directors communicate with its stockholders.

The Company cannot be micromanaged as to how it schedules and conducts the annual meeting, including how it coordinates all communications between stockholders, directors and executive officers; thus, the Proposal is excludable under Rule 14a-8(i)(7).

c. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague and Indefinite.

The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff's conclusions in prior No-Action Letters are consistent with the position that a proposal may be excluded pursuant to Rules 14a-8(i)(3) because the proposal is vague or the company is unable to determine the requested information. *See, e.g., Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they were voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Proponent is asking the Company's board of directors to take such action as may be necessary to ensure "reasonable contact" between stockholders and the Company's officers and directors for a "brief greeting." Generally, there are between 100 and 200 stockholders who typically attend the Company's annual meetings held in Las Vegas. It would be difficult, if not impossible, to determine how much time would be required to be allocated to each "brief greeting" and to find and schedule the additional time necessary at the Company's annual meeting of stockholders to ensure that each and every stockholder has the opportunity to greet each and every one of the Company's officers and directors. Besides the difficulty in finding the extra time in a tightly scheduled day of events, it would be near impossible to facilitate an in-person meeting for each and every stockholder who requests a meeting with the Company's directors and executive officers while also accommodating the directors' and executive officers' schedules and the necessity of completing the myriad business items to be considered and voted upon at the stockholder meetings on an efficient basis in the interests of stockholders, executive officers, directors and other attendees. In addition, the Proposal explains that the brief greetings would serve as an "intrduction [sic] as part of [the stockholders] getting to know those who operate [the stockholder's] investment" and that "access to any investor to the annual meeting...is conditioned on good behavior [and] briefness of the contact." These statements are vague and do not specify further details on what implementation for reasonable contact requires; thus, the Proposal is excludable under Rule 14a-8(i)(3).

In the cover letter accompanying the Proposal, the Proponent referenced Mel Wolzinger, who was a director emeritus at the time of the Company's 2014 annual meeting; however, the Proposal only encompasses "officers and directors" and does not include directors emeritus. The disconnect between the Proposal's text and the supporting correspondence provided by the Proponent reflects both the Proposal's vagueness and the indefiniteness of the issue the Proposal is purportedly intended to resolve.

IV. Conclusion

For the foregoing reasons, please confirm that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's 2015 Proxy Materials.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (214) 746-7811 or contact me via email at pj.himelfarb@weil.com.

Very truly yours,



P.J. Himelfarb
Partner

Attachments

cc: John M. McManus and Andrew Hagopian III
MGM Resorts International

J. Michael Schaefer

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

J.MICHAEL SCHAEFER, JD

*** FISMA & OMB Memorandum M-07-16 ***

June 5, 2014

Chairman/CEO James Murren
MGM Resorts, Inc.
3600 S. Las Vegas Blvd.
Las Vegas, NV. 89109

Re: Shareholder Proposal for 2015 Annual Meeting

The following, triggered by acts and omissions, misrepesentations, failure to consult with supervisor, on the part of security officer "Zach", and/or **undisclosed** policy affecting Front Row attendees(directors) and/or undersigned make this Resolution necessary, as well as discussion at the forum, and perhaps before the Gaming Commission as to investor access to management.

A written request weeks ago to the Chairman was ignored, a written request this morning to Security for assistance in 'briefly greeting longtime friends in the front row at conclusion of the meeting, or the issue will be publicly discussed at 2015 meeting" was ignored, as to named attendees **Mel Wolzinger**, who I see during the year at numerous civic events and who had contributed to my political campaigns, **Rose McKinney-James** with whom I campaigned in her race for Nv. Lt. Governor in the 1990s, **Bobby Baldwin** who I have said hello to annually since his Mirage Resorts days, **Bill Bible** before whom I appeared when he was Chair of Gaming Commission, and whose late dad I knew as one of the famous graduates of my alma mater, Georgetown Law School. At age 76 I find it important in my sunset years to simply say "*hello, nice to see you again*", something for which security should have escorted me briefly.

Instead I was told "they will all exit at top of stairs where the greeters are", I assured them NO, they exit elsewhere to attend a Directors Meeting, was again assured NO, they all exit into the lobby, I assured that that Director Emeritus Wolzinger in wheelchair would be taking another exit, was assured he too would be brought into the immediate lobby outside the building. None of them appeared, and when I again approached the named security officer, he assured me they have all left the room. If the corporation has me blacklisted, without Notice, demand is made for discussion about this. I am one of the longest term shareholders, 20 years, larger investors, over 1,000 shares, and one of the best dressed and most scholarly of the presenters, and the security office witnessing the pleasant rapport between myself and the Chairman obvious is totally incapable of evaluation, or of need to inquire further. I was treated like someone on a blacklist and this will be discussed as a policy issue, for which I regret, so that it will not happen to any of us who cherish our business relationships more than mere money. I find great accessibility at our Detroit annual meeting, but in Las Vegas I had no problem twice greeting President Obama when he spoke at Cox Pavillion in 2012, but have been body-blocked in my attempt to say hello to a friend on the board.

Please confirm that the submission is being processed, or that if premature, can calendar it for resubmission. Thank you.

Respectfully,



J.MICHAEL SCHAEFER, JD.

cc: corporate secretary

SHAREHOLDER PROPOSAL FOR 2015 ANNUAL MEETING OF SHAREHOLDERS, TO BE INCLUDED IN PROXY MATERIAL AND PRESENTED AT SAID MEETING IF SHAREHOLDER IS PRESENT TO INTRODUCE SAME FOR CONSIDERATION (if managment requires a "second' to be obtained, and not management-offered, this is to be requested in advance so another shareholder's participation can be arranged)

Proponent: J. Michael Schaefer, holding over 1000 shares *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

BE IT RESOLVED BY SHAREHOLDERS OF MGM RESORTS, INC. ASSEMBLED IN ANNUAL MEETING IN PERSON AND BY PROXY, AS FOLLOWS:

The board of directors is requested to take such action as may be necessary to assure resonable contact at corporate annual meeting between officers and directors and themselves, for brief greeting, intrduction as part of our getting to know those who operate our investment.

Such access is customary at all other corporate meetings this shareholder has attended, dozens in various states, and at our Annual Meeting when held outside of Nevada. When held in Nevada, excess security staff has placed such officers/directors in a private section with no opportunity before, or after, for any shareholder to say hello, at one meeting a security supervisor authorized this shareholder to greet a couple of longtime directors who were personal friends of many years, only to have another security officer body-block this shareholder after greeting one, and seeking to say hello to the 2nd prior to going on his way out.

Written communications about this issue to the Chairman, and to a security officer in charge at the entrance to the forbidden seating-area, requesting assistance for this elderly investor to say hello to longtime acquaintances as he has done annually for years, all were ignored, and nothing will change without input from fellow shareholders. Of course access of any investor to the annual meeting, or to greeting officers or directors before or after the formal proceedings, is conditioned on good behavior, briefness of the contact, and anyone unkempt or under the influences of anything would require security supervision and discretion.

Shareholder was able to twice greet President Obama at his 2012 visit to UNLV, the President recognizing the imporance of greeting limited remaining attendees after his talk and many having departed. It seems the our corporation limits shareholder-officer/director contact to written communications, and that is no way to renew old acquaintance-contacts that are the prime reason many old-timers travel the nation to be at this family-like gathering of investors. How does one just say "hello, nice to see you again" in a written communication c/o management? We are not Berkshire Hathaway. We need not pull up the draw-bridge at our meetings. Please vote YES on this proposal or your shares will automatically be considered a NO vote. Failure of the Chair to even have the directors/officers stand and be seen, or wear name-ID badges so we can know who is working for us, is consistent with a 'bunker mentality' that prejudices the corporation and all of us. Thank you.

cc: Department of Corporation Finance, US Securities & Exchange Commission

Exhibit B

J.MICHAEL SCHAEFER, JD

*** FISMA & OMB Memorandum M-07-16 ***

Rose McKinney-James June 6, 2014

Dear Rose:

It was nice to see you, **from a distance**, at our annual meeting yesterday, your 9th. I have known and admired you since the 1990s when you were in politics and am proud that MGM has assured you are part of their growth; I have added to my 1000 shares, and at age 76, and semi-retired with lots of money and great family, all I have left is my wide circle of longtime friends.

Used to see Burton Cohen weekly at Bagelmania. See a lot of Melvin Wolzinger at civic events, as a Foundation Member at UNLV, I attend all of their events, last saw Mel at the Carol Harter farewell fete last month. She opposed my getting the street next to Bank of America on S. Md. Pkwy named JOE DELANEY LANE, a town and gown project of mine, was friends with Joe for decades, buying a bike for needy youth when he as Variety Club fundraiser was involved, and seeing him constantly at breakfast at The Coffee Cup with George Foley Sr.

I don't know if since our Detroit meeting, we have heightened security that bars any contact between officers/directors and us shareholders(other than in writing c/o the corporation office), or if I personally are on some persona-non-grata list. I do now that I was pleased as punch at our great annual meeting, missed seeing officers/directrs other than Richard Strum and him introducing me to MGM Grand's President out front, before the meeting. WHen I asked was told by security "they are busy preparing for the annual meeting starting shortly". So I knew I'd be able to say hello after the meeting, during the Lanni years this was no problem, even KIRK KERKORIAN was accessible for 30 seconds to say hello, he was like a grandpa you'd go fishing with, mellow, personable, and I used to see him at the Frank Sinatra Gala Classic at MGM too.

I wrote a note to the security guy asking him to assist me to say hello to Mel Wolzinger in a wheel chair 15 ft. away, and yourself, and Bill Bible who I used to appear before at Gaming Control(and whose late Dad I knew, as one of the most famous of alums of my Georgetown Law School, he being our US Senator), and was told "NO, they ALL are going up these stairs to exit at the top and you can greet any you wish at the exit where everyone exits". I disagreed with him, told him directors normally go out another exit to a board meeting and wheelchair bound Mel Wolzinger, my favorite director who I see at UNLV events onstantly and who appreciates contact with old friends, would NOT be coming up the stairs to exit. Zach insisted they would, and would not let me take a couple minutes to just greet Mel,you, Bill Bible. (Zack saw how respectful I was treated, as a speaker and applaus got as to comments on diversity). (I question his intelligence, when I arrived at lowest non-director/office shareholder seating area, I was asked **"are you a shareholder"**, assured him I was, over 1000, and he directed me to nearby seating. Fine. I asked "what if I was not a shareholder, would you have sent me to the balcony?", 'he said, "no, you have to be a shareholder to be in this room". I then told him his question was **inappropriate**, it should be obvious we are ALL shareholders here, or guest with shareholder, that was been previously cleared at the sign-in desks and security staff at the entrance. Maybe my attitude made him hostile? I was being matter-of-fact, but pleasant and respectful as always.

Last year a security officer, older, who I asked consent to greet a couple directors, Bible and youself and the late Burton Cohen, said that was fine. I got as far as you, and Cohen, then another card saw me and body-blocked me, pushing me back to the 'rope', notwithstanding my protest, and when I said another officer has said that as a shareholder I could say hello to directors I knew, he would have none of it.

I write Chairman Murren last year about this, and last month to be sure we were not having a Bunker Mentality at this meeting, ignored. So I have scheduled this for debate at our 2015 annual meeting, as since nobody will phone me, nobody will write me, I feel trapped in a corner and do not want my few remaining years to be in isolation as to people important in my life, like Mel, you, the late Terry Lanni was great, and Jim Murren has always been professional and cordial. I used to process proxy statements for the SEC as a Georgetown Law student, and hope I can get the attached into public debate. I have written Alan Feldman hoping he can bring some SANITY to what I preceived as a serious corporate problem, failure of directors to stand when introduced, , failure to be out front to mingle with arriviing owners, all of this I see as an "isolation" motif that is inconsistent with corporate America as I know it, or maybe there is something wrong with me. I am sobor, sane, well dressed, highly informed, professional, and feel I have been a constructive influence for maybe 20 years, and now this!!! Help!

With respect and regards, Mike

All year I look forward to our annual event, seeing old friends and interacting with our great leaderships!

SHAREHOLDER PROPOSAL FOR 2015 ANNUAL MEETING OF SHAREHOLDERS,
TO BE INCLUDED IN PROXY MATERIAL AND PRESENTED AT SAID MEETING
IF SHAREHOLDER IS PRESENT TO INTRODUCE SAME FOR CONSIDERATION
(if managment requires a "second' to be obtained, and not management-offered, this is to be requested in advance so another shareholder's participation can be arranged)

Proponent: J. Michael Schaefer, holding over 1000 shares; *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

BE IT RESOLVED BY SHAREHOLDERS OF MGM RESORTS, INC. ASSEMBLED IN ANNUAL MEETING IN PERSON AND BY PROXY, AS FOLLOWS:

STATEMENT

The board of directors is requested to take such action as may be necessary to assure resonable contact at corporate annual meeting between officers and directors and themselves, for brief greeting, intrduction as part of our getting to know those who operate our investment.

STATEMENT IN SUPPORT

Such access is customary at all other corporate meetings this shareholder has attended, dozens in various states, and at our Annual Meeting when held outside of Nevada. When held in Nevada, excess security staff has placed such officers/directors in a private section with no opportunity before, or after, for any shareholder to say hello, at one meeting a security supervisor authorized this shareholder to greet a couple of longtime directors who were personal friends of many years, only to have another security officer body-block this shareholder after greeting one, and seeking to say hello to the 2nd prior to going on his way out.

Written communications about this issue to the Chairman, and to a security officer in charge at the entrance to the forbidden seating-area, requesting assistance for this elderly investor to say hello to longtime acquaintances as he has done annually for years, all were ignored, and nothing will change without input from fellow shareholders. Of course access of any investor to the annual meeting, or to greeting officers or directors before or after the formal proceedings, is conditioned on good behavior, briefness of the contact, and anyone unkempt or under the influences of anything would require security supervision and discretion.

Shareholder was able to twice greet President Obama at his 2012 visit to UNLV, the President recognizing the imporance of greeting limited remaining attendees after his talk and many having departed. It seems the our corporation limits shareholder-officer/director contact to written communications, and that is no way to renew old acquaintance-contacts that are the prime reason many old-timers travel the nation to be at this family-like gathering of investors. How does one "just say hello, nice to see you again" is a written communication c/o management? We are not Berkshire Hathaway. We need not pull up the draw-bridge at our meetings. Please vote YES on this proposal or your shares will automatically be considered a NO vote. Failure of the Chair to even have the directors/officers stand and be seen, or wear name-ID badges so we can know who is working for us, is consistent with a 'bunker mentality' that prejudices the corporation and all of us. Thank you.

Exhibit C


MGM RESORTS INTERNATIONAL

JUSTIN LIU
ASSOCIATE GENERAL COUNSEL

June 19, 2014

VIA CERTIFIED MAIL AND ELECTRONIC MAIL

J. Michael Schaefer

*** FISMA & OMB Memorandum M-07-16 ***

RE: Procedural Defects in Rule 14a-8 Proposal

Dear Mr. Schaefer:

On June 9, 2014, we received your letter dated June 5, 2014 submitting a proposal for inclusion in the MGM Resorts International (the "Company") proxy statement for the annual meeting of the Company's stockholders to be held in 2015 pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of your letter is attached. We are writing to notify you of procedural defects in your proposal and to provide you with an opportunity to remedy those defects.

You have not provided us with evidence of compliance with the eligibility requirements set forth in Rule 14a-8(b) of the Exchange Act. We are unable to verify whether your holdings meet the requirements set forth in Rule 14a-8(b)(1) because you have not provided proof that you have continuously owned at least $2,000 in market value, or 1%, of Company shares entitled to vote on the proposal for at least the one-year period preceding and including the date you submitted the proposal. A search of the Company's records could not confirm that you are a registered holder of Company shares eligible to submit a proposal for the 2015 annual meeting of stockholders.

Pursuant to Rule 14a-8(b), because our records indicate that you are not a record holder of Company shares, you must provide the Company with appropriate documentation from the record holder of your securities (such as a broker or bank) as to your ownership of the required amount of Company shares verifying that, as of the date you submitted your proposal, you continuously held the required amount of Company shares for at least the one-year period preceding and including the submission date. Alternatively, if applicable, you may provide us with a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 filed with the Securities and Exchange Commission (the "SEC"), or amendments to those documents or updated forms, reflecting your ownership of the required amount of Company shares as of the date on which the one-year eligibility period begins, and a written statement that you continuously held the required amount of Company shares for the one-year period. Staff Legal Bulletin No. 14F (October 18, 2011) and Staff Legal Bulletin No. 14G (October 16, 2012), each issued by the staff of the SEC's Division of Corporation Finance and attached for your reference, provide guidance on submitting proof of ownership.

In addition to the proof of ownership required as discussed above, you must provide the Company with a written statement that you intend to continue ownership of the required amount of Company shares through the date of the Company's 2015 annual meeting of stockholders.

You may direct your response to my attention at 3950 Las Vegas Boulevard South, Las Vegas, NV 89119 or electronically at jliu@mgmresorts.com. Your response must be furnished to us electronically or be postmarked no later than 14 days from the date that you receive this letter. If you fail to remedy the procedural defects discussed in this letter within that time period, the Company will be entitled to exclude the proposal from its 2015 proxy statement. Please note that, even if you remedy the procedural defects within that time period, the Company may nevertheless assert that the proposal raises other issues that form a basis for exclusion from the Company's 2015 proxy statement.

Sincerely,



Justin Liu

J.MICHAEL SCHAEFER, JD

*** FISMA & OMB Memorandum M-07-16 ***

June 5, 2014

Chairman/CEO James Murren
MGM Resorts, Inc.
3600 S. Las Vegas Blvd.
Las Vegas, NV. 89109

Re: Shareholder Proposal for 2015 Annual Meeting

The following, triggered by acts and omissions, misrepesentations, failure to consult with supervisor, on the part of security officer "Zach", and/or undisclosed policy affecting Front Row attendees(directors) and/or undersigned make this Resolution necessary, as well as discussion at the forum, and perhaps before the Gaming Commission as to investor access to management.

A written request weeks ago to the Chairman was ignored, a written request this morning to Security for assistance in 'briefly greeting longtime friends in the front row at conclusion of the meeting, or the issue will be publicly discussed at 2015 meeting" was ignored, as to named attendees Mel Wolzinger, who I see during the year at numerous civic events and who had contributed to my political campaigns, Rose McKinney-James with whom I campaigned in her race for Nv. Lt. Governor in the 1990s, Bobby Baldwin who I have said hello to annually since his Mirage Resorts days, Bill Bible before whom I appeared when he was Chair of Gaming Commission, and whose late dad I knew as one of the famous graduates of my alma mater, Georgetown Law School. At age 76 I find it important in my sunset years to simply say "*hello, nice to see you again*", something for which security should have escorted me briefly.

Instead I was told "they will all exit at top of stairs where the greeters are", I assured them NO, they exit elsewhere to attend a Directors Meeting, was again assured NO, they all exit into the lobby, I assured that that Director Emeritus Wolzinger in wheelchair would be taking another exit, was assured he too would be brought into the immediate lobby outside the building. None of them appeared, and when I again approached the named security officer, he assured me they have all left the room. If the corporation has me blacklisted, without Notice, demand is made for discussion about this. I am one of the longest term shareholders, 20 years, larger investors, over 1,000 shares, and one of the best dressed and most scholarly of the presenters, and the security office witnessing the pleasant rapport between myself and the Chairman obvious is totally incapable of evaluation, or of need to inquire further. I was treated like someone on a blacklist and this will be discussed as a policy issue, for which I regret, so that it will not happen to any of us who cherish our business relationships more than mere money. I find great accessibility at our Detroit annual meeting, but in Las Vegas I had no problem twice greeting President Obama when he spoke at Cox Pavillion in 2012, but have been body-blocked in my attempt to say hello to a friend on the board.

Please confirm that the submission is being processed, or that if premature, can calendar it for resubmission. Thank you.

Respectfully,



J.MICHAEL SCHAEFER, JD.

cc: corporate secretary

SHAREHOLDER PROPOSAL FOR 2015 ANNUAL MEETING OF SHAREHOLDERS, TO BE INCLUDED IN PROXY MATERIAL AND PRESENTED AT SAID MEETING IF SHAREHOLDER IS PRESENT TO INTRODUCE SAME FOR CONSIDERATION (If managment requires a "second' to be obtained, and not management-offered, this is to be requested in advance so another shareholder's participation can be arranged)

Proponent: J. Michael Schaefer, holding over 1000 shares, *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

BE IT RESOLVED BY SHAREHOLDERS OF MGM RESORTS, INC. ASSEMBLED IN ANNUAL MEETING IN PERSON AND BY PROXY, AS FOLLOWS:

The board of directors is requested to take such action as may be necessary to assure resonable contact at corporate annual meeting between officers and directors and themselves, for brief greeting, intrduction as part of our getting to know those who operate our investment.

Such access is customary at all other corporate meetings this shareholder has attended, dozens in various states, and at our Annual Meeting when held outside of Nevada. When held in Nevada, excess security staff has placed such officers/directors in a private section with no opportunity before, or after, for any shareholder to say hello, at one meeting a security supervisor authorized this shareholder to greet a couple of longtime directors who were personal friends of many years, only to have another security officer body-block this shareholder after greeting one, and seeking to say hello to the 2nd prior to going on his way out.

Written communications about this issue to the Chairman, and to a security officer in charge at the entrance to the forbidden seating-area, requesting assistance for this elderly investor to say hello to longtime acquaintances as he has done annually for years, all were ignored, and nothing will change without input from fellow shareholders. Of course access of any investor to the annual meeting, or to greeting officers or directors before or after the formal proceedings, is conditioned on good behavior, briefness of the contact, and anyone unkempt or under the influences of anything would require security supervision and discretion.

Shareholder was able to twice greet President Obama at his 2012 visit to UNLV, the President recognizing the imporance of greeting limited remaining attendees after his talk and many having departed. It seems the our corporation limits shareholder-officer/director contact to written communications, and that is no way to renew old acquaintance-contacts that are the prime reason many old-timers travel the nation to be at this family-like gathering of investors. How does one just say "hello, nice to see you again" in a written communication c/o management? We are not Berkshire Hathaway. We need not pull up the draw-bridge at our meetings. Please vote YES on this proposal or your shares will automatically be considered a NO vote. Failure of the Chair to even have the directors/officers stand and be seen, or wear name-ID badges so we can know who is working for us, is consistent with a 'bunker mentality' that prejudices the corporation and all of us. Thank you.

cc: Department of Corporation Finance, US Securities & Exchange Commission



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a

beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the

use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Exhibit D

J.MICHAEL SCHAEFER, JD

*** FISMA & OMB Memorandum M-07-16 ***

June 21, 2014

Justin Liu, Associate General Counsel
MGM Resorts
3950 S. Las Vegas Blvd.
Las Vegas, NV 89119

Re: Your letter of 6/19/14 re: Rule 14a-8 Proposal

Dear Mr. Lieu:

I have been expecting your letter, I cannot for the life-of-me get a response out of our Chairman, James Murren, or our PR executive Alan Feldman, both of whom I have know for over a decade, as to why I am strong-armed and barred from merely greeting those few directors who I consider personal friends, like Mel Wolzinger, Rose McKinney James, and until this year, Burton Cohen, people I see at other civic-social events and it is natural when we are brought together for our annual Family Business Meeting, the annual meeting, I can greet them at their seats, as I have done for many years, without being barred, strong-armed, denied passage, from some your security guard. I have no idea if the guy is exercise his self-important police powers, to impress mom, or if he has orders from Counsel or the Chairman, that I am to be targeted. As a former staff member of SEC Division of Corporation Finance, in the 1960s as a Georgetown Law Student, I know that a shareholder proposal MANDATES a response, and this seems this is the only way I can get a call, email, or letter as to my very real and personal concerns. Your time might be better-spent conferring with John McManus, our Secretary, as to WHY MR. SCHAEFER HAS NOT A CLUE AS TO WHY HE IS BEING TREATED AS A NUISANCE WHEN HE IS A LONGTIME INTELLIGENT FAITHFUL SHAREHOLDER. If it has something to do with Al Kravitz, an outside attorney for MGM who considers me "the attorney from hell", or a dispute I had with Mirage Resorts before it became part of our Corporation, I am entitled to know this.

I very much want to have a sign-waiver parade on Koval or Tropicana across from the MGM Grand, off their property, questioning whether Brad Garrett is funny or not, as Garrett has asked me to locate a comic for him and when I got him all the info, requesting a mere $49 COMP to his show, I was stonewalled, ignored. The problem is probably Garrett being 'high' on something at the Muhammid Ali 70th b'day fete and NOT REMEMBERING our meeting, thus totally rejecting my cordial request for a comp. to see his show(I work with many comedians, used to be attorney for Mitzi Shore when she had the Comedy Store in LV at the former Dunes Hotel). I do not want to be part of anything prejudicial to harmony and promotion of our offerings to our visitors, players and nonplayers. But I feel I am being "punished" by corporate management, with its security harassment, for this, or it may be a figmit of my imagination. I repeading have asked friend Alan Feldman to get to the bottom of this. Is he on vacation? Or has our General Counsel directed any corporate officers or directors to IGNORE any communication from me? I need to know why the 'scene' at both the 2013 and 2014 annual meeting barring me from merely greeting directors I have been saying hello to, for many years. You clear this up for me and our debate on a Rule 14a-8 will be unnecessary.

Your other concerns addressed in affidavit, attached. Thank you.



Pages 39 through 40 redacted for the following reasons:

*** FISMA & OMB Memorandum M-07-16 ***

AFFIDAVIT IN RESPONSE TO PROCEDURAL DEFECTS LETTER OF 6/19/14

J. MICHAEL SCHAEFER declares under penalty of perjury the following to be true:

1. As to proof that I have owned $2,000 for at least one year, corporate records would indicate ownership of 1,000 shares for a decade or more. Attached is a statement indicating such ownership as of September 2012, meeting such requirement. You can confirm this by accessing my account, name of John M. Schaefer, FISMA & OMB Memorandum M-07-16 *** telephone 800 801-9942, that it has been held continuously for past two years or more.

2. Undersigned intends to continue this ownersip through the date of the Company's 2015 annual meeting of shareholders.

Executed June 21, 2014 at Las Vegas, Nevada



Exhibit E

From: j michael schaefer [mailto*** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, June 25, 2014 7:28 PM
To: McManus, John
Subject: Re: Shareholder Proposal

thank you john for the personal and heartfelt letter. I appreciate that other disputes, like a 20 year old petty dispute over credit lines being inconsistent at different Mirage Resorts properties and as to the Sahara, having previously dropped of Sat. Night the Sunday LA Times for friend Tommy, he appreciating it(when he was at Debbie Reynolds Hotel where I was an investor), I tried that at Sahara, the same night Princess Di was murdered in car accident), finding MRS. RICHARD SMOTHERS calling security and they insisting that THE SMOTHERS BROTHERS, both of them, ordered I be removed(b.s.), I am not overly litigious, I was just tossed out into the street, me an elderly respected lawyer at the time and partner in the DR hotel and casino. You handled it with aplomb and for an admission and buffet we had peace. I don't remember if you covered my filing fee or not, but I find that the ONLY WAY i can get human response is to bring in a 3rd party, be it the Court or the Gaming Commission, or Op-Ed pieces in the press, have used all three. And as a savvy lawyer this would not surprise me, and you might remind security that some people actually have personal relationships with some of our performers and it might be wise to check that out before 86ing them on request of someone who would not have a clue.

As to your kind not, it does not address whether the security young man, who may well have been just a go-fer enclisted to assist the tall afro figure at foot of stairs overseeing it all, whether he was punishing me for not kissing his ass, I did question his discretion in asking me if I was a shareholder just after I had been vetted at the entrance by sign-in and security personnel, he should have know that anyone who got as far as his ROPE was a shareholder at least.

Mel Wolzinger may be 90. Invalid. Donated to my campaigns, have greeted him at Jewish Functions, UNLV Fuctions, always at MG functions, and for ***some kid half my age to LIE TO ME,*** I think that shows inattention on part of the corporation to permit it.
a. he should KNOW that the Board leaves the meeting from the floor area to a Board meeting, their time is tight. As I wrote the Chair, I am a figure at Washington Post Co. and Don Graham, Chair, who has written me multipage letters by hand, tells me that Mother (Kathryn Graham) always told directors not to come to the meeting, just for the Board meeting afterwords, and they did not, maybe she was right and should do that, eliminating my problem(last letter to Chairman Murren). (Donald Graham was delighted to see me, and Chairman Murren is just as cordial).
b. he should have immediately referred my written not to the tall afro guy at foot of stairs, presumedly his supervisor, and the dude no doubt would say
i. directors DO NOT exit the top door up a flight, they have a meeting downstairs.
ii. any shareholder, appropriately dressed, sober, who appears to know someone behind the rope. since the meeting is over, no business to be influenced or interrupted, it is your duty to escourt that person to whomever they want to greet, or direct them to Mel Wolzinger in the wheelchair(who obviously is not being hauled of many stairs to the far top entrance) it is

serious misconduct, possibly actionable, for you to have dealt with Mr. Schaefer as you did, treating him as a child, telling him things as fact that you do not have a CLUE as to their veracity, he being an elderly investor who you have already determined is a shareholder,and who you witnessed asking intelligent question ans being RECOGNIZED by Chairman Murran as acting appropriately in any way----you must be blind, or stupid, or utterly devoid of common sense, you are fired.

I need from you something more, maybe a pass to the Mirage Ace of Comedy, as I know many in that field, will be at Steve Rossi's services Friday, Marty Allen called me last Sat. to tell me I could not visit Steve in the hospice as he had but a day or two left in life(wife Karon emailed about 4pm next day that he had passed). I see Marty at lunch many Saturdays at Bagel Cafe on Summerin, and am used tos visiting with the late Steve Rossi at Piero's PIA'S PLACE, have mailed him stuff of mutual interest.

And assurance, an email I can show Mr. HardAss if he appears a year from now. that I have passage to greet any directors, except I can be barred if intoxicated, or threatening or unable to negotiate the stairs down a few steps.

It hurt me to be l0 feet from Mel and not being able to stop down, tap him on the shoulder, as I did a week prior at the Carol Harter goodbye party at UNLV Foundation receiption, am a Foundation Member and always a pal of the President. Got the street alongside Bank of America in front of UNLV renamed JOE DELANEY LANE. WHen I go to COmedy Store in LA, the box office refuses to sell me a ticket, promptly seat me and my guest, and say "You're a legend", I used to represent the late Mitzy, if Brad Garrett knew all this he'd be washing my feet. He must have been so high that night he does not recall asking me to contact David Tyree about performing in his LV venue.

Again, I have been warming welcomed by the MGM Family, staring with Terry Lanni and even Kirk who always found a minute to chat about his pal Burton Cohen, and fact that he tips valet $20 when he went to that bar on Paradise/Howard Hughes, called NICKY BLAIRS (they were pals from LA days, Nicky tells me he moved to LA after the WattsRiot, giving up on LA).

THE REAL FAULT is Jim Murrens for not taking seriously my letter about being strong armed in 2013 enroute to greet a director, after a supervisor had permited me access; Murren had a duty to have you respond to me THEN, his ignoring it sends the message "you are on a watch list because Brad Garrett fears you, because you had a beef with Mirage over a decade ago, because you have been disbarred by the State of Nevada(that was over suits at my HomeOwnersAssn., I edited a weekly newsletter damning misconduct by a dishonest board-=--many of theses HOA directors now going to jail==they hasted to the Nevada Bar who commenced a prosecution, Ihandled it myself as it seemd SO FRIVOLOUS, and the beat me, but I have not had an office since 1993, making lots of money as an investor, so the 2001 disbarment was of no loss but fear it labels me as a CROOK or a THREAT).
his silence SPOKE VOLUMES that I simply cannot deal with, and I fault Jim for not getting

someone like you to give me Safe Passage.

I verymuch want to have a sign man saying BRAD GARRETT IS NOT FUNNY on non-MGM property on Koval, or at the corner, or just a message on line for visitors coming to LV, this guy has cost me $1,500 cash in attorneys and fees, andhas $26,000,000 net worth and makes $160,000 weekly, I am sure he will settle up with me for the $1,500 in avoidance of this, perhaps you can recommend to him that he do so because MGM GRAND does not want this interference with their image of presenting a Not Funny comedian. You are not saying he is Not Funny, but you are saying both of you were at the Muhammid Ali event, obviously spoke,and you have enough confidence in MR. Schaefer, after decades of relationship, and that he would not fabricate this situation for any reason unless he had actually spent a lot of time honoring your request, and asking onlyfor a COMPL to see you perform, as he is used to from The COmedy Store, from Laugh Stop, from JAN ROUVEN, and he even has taken to dinner some comics you have hired who now are terrified to mention their friendship with Mr. Schaefer, we would also suggest you invite David Tyree to perform,you told Mr. Schaefer that you wanted him to perform, and now the hapless comic, afro and respected is on a ShitList with your booker.

It belies your posture in this matter for your attorney to argue, Al Kravitz, that (a)Mr. Schaefer is not the authorized agent who books David Tyree, he is just a friend assisting a friend(but Schaefer was asking YOU to reach out to the proper agent or to Mr. Tyree whose info Mr. Schaefer provided, Mr. Schaefer was not asking for a commission, standard 15% from Mr. Tyree, he was just setting up YOUR office to deal with it.
(b)You, the talent, DO NOT BOOK your performers, true, and Tyree's pal expected YOU to have your BOOKER do the contact, If your contract with talent booking person PROHIBITS you from inviting talents you see, or hear about, to "contact us about appearing at my MGM place", that does not in any way make Mr. Schaefer good'faith efforts inapproriate

It matters not that Mr. Kratiz has charged you, or MGM, $20,000 to handle this. He advised Mr. Schaefer that you were paying this yourself, not MGM, when Mr. Schaefer asked him. Internet says you make $160,000 a week.
We think MGM will be damaged $160,000 with a sign spinner every night suggesting tickets to your show are NOT A GOOD INVESTMENT, because Brad Garrett is "not funny", and that is just what is planned if this is not resolved.

Forewarned, and thanks for your good faith efforts. I have been hurt at least $20,000. I paid $7500 to respected counsel Cal Potter, ESq. to handle bar admission in March, panel of 4 defense attorneys, bar's ONLY witness against me was Martin Kratiz, claiming MGM paid $20,000 on the matter, and that Mr. Schaefer filed a totally frivolous lawsuit as Mr. Schaefer was NOT the agent of Mr. Tyree and Mr. Garrett was NOT the booking agent.
The defense counsel bar panel has a friendly reapport with defense counsel Marty Kraviz and voted 4-0 to keep Mr.Schaefer out of the bar.
With the news full of lawyers committing felonies, lawyers STEALING from clients, that is

the posture you put Mr. Schaefer in, hehas not had a law office for 20 years, does not intend to practice law, he just cannot stand going into civil court constantly on behalf of his multi million family property holdings and have some jerk defendant deadbeat or crook go online and come up with disbarment, and argue, as happened a lot in MARYLAND(where Schaefer had a couple dozen rentals)that Mr. Schaefer is a disbarred lawyer in two states(Ca. was reciprocal) and his word cannot be trusted on anything and this is obviously a frivolous demand and he should be ignored for what he is.

I think that is a $100,000 minimum injury but presumely such testimony by Kravitz is immune, Some states have held false testimony under perjury as actionable unless is GOOD FAITH. Mr. Schaefer at age 76 has lots of time to ponder and research theses issues, and since MGM's attorney Kravitz seems to have poisoned falsely Mr. Schaefer, leaving him an obiturary DISBARRED ATTORNEY PASSES, we would not be surprised if he devotes his time and millions to bringing justice to this issue.

You cannot unring the clock, but an apology and $1,500, and hire of David Tyree, if not forthcoming within 20 days, may suggest Katie Bar theDoor, and MGM Resorts has not part in this and hopes Mr. Schaefer does not engage sign-twillers as he did years ago in a dispute with Nevada State Bank over closing his Tonopah Account, when NSB was ONLY BANK IN TOWN and MR. Schaefer has 20,000 mo. in rents to deal with, all because Mr. Schaefers errant son forged $2500 in checks, having same name Michael Schaefer(but Michael R., our Mr. Schaefer is J. Michael), bank restored the funds, closed the account, would not reopen it, forcing management to drive to Bishop Cal. to find a B of A to use).

The corporation wishes to have amicable relations with both Mr. Garrett and Mr. Schaefer and Mr. Garrett's attack on Mr. Schaefer's license and accusing him of being a terrorist threat, actual words by Mr. Garrett to the Court:
"I thought Mr> Schaefer had anthrax power and was going to throw it at me", when it appears Mr. Schaefer merely presented a small claims form, Mr. Garrett let it fall to the ground, ignoring it, kept walking, did not file a report or call security, and the document had Mr. Schaefers ID all over it, we feel that this matter was grossly mishandled by Mr. Garrett and will continue to be a problem for the rest of the year, to MGM and its lessee Mr. Garrett, if there is no participation in amicability and promptly.

adieu

On Wednesday, June 25, 2014 6:01 PM, "McManus, John" wrote:

> Dear Mr. Schaefer:
>
> I am responding to your June 21, 2014 letter to Justin Liu concerning your recent shareholder proposal. I do not know if you remember me from my role at the Sahara

Hotel and Casino where I served as General Counsel in the late 90's. If you do remember me, you will recall that I was able to work with you and amicably resolve litigation that you filed against us relating to a situation involving the Smothers Brothers at a time when you did not receive similar treatment from other casinos that were involved in similar litigation with you. I have always prided myself on being reasonable and seeking to avoid disagreements and I certainly do not wish to have one with a shareholder, particularly a shareholder who seems to be pleased with the direction of the Company.

Your letter to Mr. Liu implies that you submitted the shareholder proposal because this seemed to be your only avenue to get a response from the Company on a matter of concern to you. Respectfully, your proposal was submitted on June 5, 2014 which was the day of our Annual Meeting so I do not believe the Company had the opportunity to respond to your concerns before you took action which elevated this matter into a much more formal process which, as you note, requires a formal response. The simple answer to your question of whether I directed others not to respond to you is "Yes" because you initiated a formal process which my department necessarily needed to address. I advised others that I would handle the situation.

I will take to heart your comment to Mr. Liu: "You clear this up for me and our debate on a Rule 14a-8 will be unnecessary" and attempt to clear up what I believe your areas of concern to be. First, your dispute with Mr. Garrett has nothing to do with any of this and is frankly not an issue that involves MGM Resorts. That matter is of no concern to us and is a private dispute between the two of you which I trust will be resolved one way or another without our involvement. Second, you have not been targeted and there is no secret directive concerning Michael Schaefer. Third, as you know, unfortunately, the world is not the same place that it was when you first purchased shares in the Company. Gone are the days when people could greet friends and relatives at the arrival gate in the airport and enter government buildings without putting one's belongings into the x-ray machine and walking through the metal detector. I hope you will take comfort knowing that your Company takes security matters very seriously and we do a number of things for a number of reasons. Sometimes we respond to a particular threat or risk and more often we plan and take precautions simply because you never know what might happen. We are not prepared to detail our reasons behind certain security decisions or to negotiate them. Finally, although I believe you have known many of our board members for years (I did see you at Mr. Cohen's funeral) and sincerely believe that you may wish to greet them, the primary objective of the annual meeting is to conduct the business of the Company and not to provide a setting for socializing with our board. In addition to security concerns, we always hold a board meeting immediately following the shareholder meeting and we need to keep the board members on tight schedules to accomplish what we need to do on what is always a very busy day.

This is Your company and your participation at our shareholder meeting is always welcomed and appreciated. I thought that your comments on inclusion and company policies demonstrated that you are paying attention as a shareholder and that you understand the core values that we have worked so hard to install as the foundation of our business. I hope that you will accept my explanation on these issues and will consider withdrawing your shareholder proposal on this issue. This will permit my staff to focus their efforts on advancing the initiatives of the Company and returning value to all of its shareholders.

Sincerely,

John M. McManus
Executive Vice President, General Counsel
and Secretary
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, NV 89109


MGM RESORTS
INTERNATIONAL

J.MICHAEL SCHAEFER, JD

John McManus, General Counsel--MGM Grand Resorts
3600 L V Blvd. So.
Las Vegas, Nv. 89169

7-28-14

Re: 2015 Annual Meeting

Dear John:

Would you honor me with some resolution of the problem of my perceiving that Marty Kravitz has gotten me blacklisted with my corporation and I can expect body blocks when I simply, at our annual meetings, want to say hi to Rose McKinney, Mel Wolzinger or Bill Bible? Used to always enjoy warmth of Kenny Guinn and Burton Cohen, but they are history.

If you can do that, will not pursue a shareholder resolution or my first amended protect rights to criticize MGM Grand's chief ~~entertainer~~. Comic

I know you have a full plate and appreciate the fact that you remembered our decades old misunderstanding when I got 86d for doing nothing but dropping off late Saturday the next day's LA TIMES Sunday Edition that I'd just finished, to my friend Tom Smothers(as I had done before); his partner's new wife thought I was trying to get backstage(was in process of leaving it with her son, just that, zero interest in bothering busy Tom), and it was the same eve that Princess Di lost her life in tragic event. Guess tensions were high. You got me an apology, a buffet, an admittance to something, that covered my filing fee, and it passed into memory.

Am very busy too, here and in LA, was in Japan all last week, on behalf of Hollywood, Ca. Kiwanis Club of which I am VP. I expect and demand respect from those I consider my associates and contemporaries, and frankly MGM is a quandry.
I think only you have the key to resolve my concerns, and maybe tell me if my player no. is coded for anything out of the ordinary. It pained me to have Kratvitz make an issue of a 15 year old dispute with Mirage Resorts, long before it became part of MGM, as reason to bring me into scrutiny. Please say it ain't so.

Respectfully.



J.MICHAEL SCHAEFER
CC: VP Alan Feldman

Exhibit F

J.MICHAEL SCHAEFER, JD

*** FISMA & OMB Memorandum M-07-16 ***

August 1, 2014

Mr. Justin Liu, Associate General Counsel
MGM Resorts International
3950 Las Vegas Blvd. So.
Las Vegas, NV. 89119

Dear Mr. Liu:

You are processing our family's RUle 14a-8 proposal, which was submitted based on 1,000 shares in my IRA account; these were involuntarily recently liquidated with proceeds paid to the IRS, and are now involved in litigation with the IRS as to various rights involved.

However, the minimum requirement as to ownership, amount and length, is amply met by our family, see attached evidence of our separate purchase 6/12/13 of shares having minimum value of $5,000 in current markets. This serves to substitute as proponents DEREK D SCHAEFER; MICHAEL R SCHAEFER, per attached, but use the mailing address above as I handle all business matters for both my sons. If you want an email, call or letter from either or both of them please advise and will do.

Sincerely,



J.MICHAEL SCHAEFER

P.S. Derek & Michael Schaefer intend to maintain their 200 share holding through date of 2015 annual meeting.

Page 52 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Exhibit G

J.MICHAEL SCHAEFER, JD

CALIFORNIA: *NEVADA:*

*** FISMA & OMB Memorandum M-07-16 ***

Las Vegas, Nevada June 8, 2014

James Murren, Chair
MGM Resorts
3600 S. LV Blvd.
Las Vegas, Nv. 89109

Dear Jim:

Maybe mother had it right??

As you know I was very impressed with our annual meeting and your stewardship of it, and our investment, and I do not fault you for the security officer barring me from taking 10 steps to say hello to old friend Mel Wolzinger, and a couple of others I merely 'greet' annually. I think he was retaliating at me for this: when I arrived at the rope, he asks "are you a shareholder", I applied yes, for decades, and he pointed to nearby chairs and I took my seat. Then (curiosity killed a cat!) I returned to him and said "Sir, what if I was NOT a shareholder, would you have directed me to the far balcony?" He says "No, you could not be here if you were not a shareholder". I said "that's the point, I think your question to me was silly, as anyone getting this far has been vetted by sign-in desk and security personnel at the entrance to this cordoned-off refreshment area".

Maybe that is why he ignored my written note mid-meeting asking his assistance to let me see Mel Wolzinger and Rose McKinney James, "and if you do not, I will discuss this issue at the 2015 annual meeting"(he had just witnessed our very nice exchange and some applause from my mention of the awkward Mississippi diversity environment). I surely hope nobody has accused me of being a terrorist with Anthrax power, as did MGM Grand's tenant Brad Garrett? Surely if this was factored in, I would have been advised as to access problems. None of us likes surprises.

WHAT ABOUT MOM?

I have been a regular at The Washington Post annual meeting, have exchanged letters with Chairman Donald Graham(he writes his in longhand, I use computer), and because of me they now serve refreshments like we do, before Schaefer, there was NOTHING, no coffee, no water, nothing.

Chairman Graham advises that the Directors do not attend the annual meeting, but come at its end for the Board Meeting that follows, that it was his Mother, Katheryn Graham, prior Publisher, who decided that the directors had more important things to do than sit through an annual meeting and urged them come just for the Board meeting.

Maybe she was on-to-something? Not recommending their absence, but it would AVOID the serious issue as to whether we investors can greet the directors or officers we admire, in this annual love-feast we always have. FYI.

P.S. I have had the late Terry Lanni phone me when I'd write him about something. We also had in common Del Mar Turf Club, for years attended the summer season as a San Diego City Councilman. I knew most of his pals on the DMTC board.

Respectfully,



MICHAEL SCHAEFER

J.MICHAEL SCHAEFER, JD

*** FISMA & OMB Memorandum M-07-16 ***

August 1, 2014

Mr. James Murren CEO
Mirage Resorts, Inc.
3600 Las Vegas Blvd. So.
Las Vegas, NV> 89169

Re: Unfogged 12x18 'window' in bathroom mirrors in our Hotel rooms

Dear Jim:

Just back from week in Tokyo representing Hollywood, Ca. Kiwanis Club as its VP, and surprised to find 'warm' tiolet seats and not-fogged window in middle of bathroom mirrors. I hear that Aria and maybe other properties have introduced the warm toilet seats to Las Vegas, to give patrons something more to rave about, but purpose of this letter is to ask you:

"Have you seen bathroom mirrors, generally covered with moist from anyone showering and not reflecting images, to have new feature of an unfogged ft. by ft.@half area that is CLEAR, unfogged, for guest use, and surprise?"

And checked out Capsule Hotels, maybe 4x4x10 ft. 'rooms', downtown tokyo, $39, think they could be marketed at $29 here and always be full; they have reading lights, built-in TV, warm-seat tiolets each floor, basement communal bathing. A new idea.

Respect & regards.



PS Sure wish John McManus would call me to resolve my concern about physical impediments to my saying hello to board-friends at Las Vegas-Based annual meetings, I suspect Al Kravitz soiled my situation as to being part of the MGM family, and any shareholder, or player, *** FISMA & OMB Memorandum M-07-16 *** should have that disclosed, on request, to him or her. I have never gotten any MGM player mailings, no invite to anything since a Robin Williams Concert a decade ago(and spent $4000 the following week on bacarrat, to say thanks). Can you get someone to get back to me on these two thoughts?

J.MICHAEL SCHAEFER, JD

*** FISMA & OMB Memorandum M-07-16 ***

September 22, 2014

John McManus, General Counsel
MGM GRAND RESORTS
3600 S. Las Vegas Blvd.
Las Vegas, NV 89109

Re: Shareholder Schaefer/Back to the Drawing Board

Dear John:

In response to my concerns about being body-blocked when I reach out to greet disabled Mel Wolzsinger and directors Rose McKinny James and Bill Bible, even though a supervisor has said it was OK to greet them; the best you can do is advise me that IF the directors decide to permit shareholder access to them, that I will not be excluded. That is not enough.

I do not think directors who we elect have a legal right to stonewall access of us electors, unless there are security concerns. You note that we live in times of peril, but I remind you that the front rows of any shareholder assembage are under watchful eyes of cameras and an overabundance of securitiy personnel.

I can appreciate your sensible management policy, since security reports to you, to not tell them how to run their business. Unless they have oral or written threats from known or unknown sources to support such a ban(and as a shareholder I am asking you now to disclose this, in all details but need not name-names), their position is untenable in the eyes of the public, in the eyes of the Wall Street Journal(to whom I may direct a discussion of this issue along with my Rule 14 shareholder proposal), and I am sure in the eyes of us investors.

Unless you want to make a general announcement on access, I ask that you direct a letter to your Chief of Security indicating that <u>the Corporation has known Mr. Schaefer for over 10 years and requests that he be escorted, or at least permitted access, to the director's seating area, not to sit but to extend his greetings to those he</u>

may know(as he has done over the years, prior to our enheightened security). And provide me with a copy of that to share with Zack, or whatever junior staffer guards the rope.

It was improper for Zack to assure me that all directors, including disabled Mr. Wolzinger, would come up the stairs to the lobby to say hello to investors, knowing this was not so. He could have lead me to Mr. Wolzinger and Ms. McKinney James, for a minute, and returned me to the rope, knowing I was a person-of-recognition(having spoken to our Chairman for a couple of minutes at the mic very close to his post.

You also assured me you want no involvement or further mention of the bully entertainer, Mr. Garrett, who leases space for us. That tells me you have no concern if I should have counsel sue him for his perjurious statements as to me, or have a sign posted off-MGM-property giving my opinion that he is "not funny". So won't speak his name to you further.

And I still expect you to advise me why zero mailings come to Player *** FISMA & OMB Memorandum M-07-16 *** the past decade, after periodically matters before them, my inquiry to promotion says that I requested self-exclusion from any gaming information/promotion when that is not factual. All I did was object, when after leaving $4000 at a baccarat table, knowing I could take my visiting LA son(from AEG Live, he manages Coachella Music fest) to a comp modest dinner at a modest restaurant on site, and a few weeks after the loss was REFUSED on theory that my earlier ticket to see Robin Williams, comp., had depleted my account. Since the $4000 was after the Robin Williams Concert, as a way to say Thank you, and I really thought it was a comp. that would not deplete my account, it stunned me to be refused a $50 or $100 new comp. I suspect that put me on the s-list and after a decade of curiosity, I am now demanding to know what taints *** FISMA & OMB Memorandum M-07-16 ***

As for withdrawing the proxy statement proposal, so long as you appear to support director total exclusion from their constituency, unlike years past, and in spite of enhanced security, the only reasonable solutions are:

(a)The Kathryn Graham Washington Post policy of keeping the Directors away from our annual meeting,
(b)Letting the shareholders weigh-in on the issue.

Respectfully,

Mike

P.S. Or seat me up front, as the "ombudsman"?

Exhibit H

Revised February 6, 2014

MGM Resorts International
CORPORATE GOVERNANCE GUIDELINES

The Board of Directors (the "Board") of MGM Resorts International (the "Company") has adopted these Corporate Governance Guidelines to reflect the commitment by the Company to the highest standards of corporate governance, to provide guidance on matters of corporate governance, and to ensure compliance with New York Stock Exchange (the "NYSE") listing standards and other applicable legal requirements. The Board periodically reviews and reassesses these Guidelines. These Guidelines are available to stockholders, investors and the general public through publication on the Company's website at www.mgmresorts.com/corporategovernance.

I. AUTHORITY AND RESPONSIBILITIES OF THE BOARD

The Board is responsible for: (i) directing the affairs of the Company in the interests of all the stockholders of the Company, including their interest in optimizing financial returns and the value of the Company over the long term; and (ii) setting expectations about the tone and ethical culture of the Company. The Board, which is elected by the Company's stockholders, is the ultimate decision making body of the Company, except with respect to matters reserved to the stockholders. The Board considers all major decisions of the Company. However, the Board has established the following committees so that certain important areas can be addressed in more depth than may be possible in a meeting of the full Board and to assist the Board in the performance of its duties: Audit Committee, Compensation Committee, Corporate Social Responsibility Committee, and Nominating/Corporate Governance Committee.

Members of the Board ("Directors") are expected to exercise their business judgment and to act in what they reasonably believe to be in the best interests of the Company and its stockholders. In discharging this obligation, Directors are entitled to rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors. The Board selects the Chief Executive Officer (the "CEO") and certain senior executives of the Company, who are charged with the day-to-day management of the Company's business. The primary function of the Board is, therefore, one of oversight – defining and enforcing standards of accountability that enable management to execute their responsibilities fully and in the interests of the Company's stockholders.

Consistent with this division of authority, the primary responsibilities of the Board and its committees include:

A. overseeing the conduct of the Company's business to determine whether it is being effectively managed, including through regular meetings of the independent Directors without the presence of management; evaluating the performance of the Company and its senior management; and selecting, regularly evaluating, and fixing the compensation of the CEO and other members of executive management as it deems appropriate;

B. providing oversight of the risk management, assessment and monitoring processes;

C. monitoring fundamental operating, financial and other corporate strategies, as well as major plans and transactions;

D. designing governance structures and practices to position the Board to fulfill its duties effectively and efficiently;

E. providing advice and counsel to the CEO and other executive management of the Company;

F. overseeing management in an effort to ensure that the assets of the Company are safeguarded through the maintenance of appropriate accounting, financial and other reporting and disclosure controls, and that the business of the Company is conducted in compliance with applicable laws and regulations and the highest ethical standards; and reviewing and approving major changes in the appropriate auditing and accounting principles and practices;

G. setting expectations about the tone and ethical culture of the Company, and reviewing management efforts to instill an appropriate tone and culture throughout the Company;

H. overseeing compliance with applicable laws and regulations;

I. evaluating the overall effectiveness of the Board, as well as selecting and recommending to stockholders qualified candidates for election to the Board; and

J. performing such other functions as the Board believes appropriate or necessary, or as otherwise prescribed by rules or regulations.

These Corporate Governance Guidelines are intended to describe the general principles by which the Board operates. These Guidelines are not intended to be a code of regulations, but rather a statement of intention. This document may be amended from time to time by the Board in its discretion.

II. SELECTION AND COMPOSITION OF THE BOARD

Board Independence

The Board is composed of a majority of Directors who are not officers or employees of the Company and who, in each case, the Board has affirmatively determined lack a "material relationship" with the Company (either directly or as a partner, controlling shareholder or executive officer of an organization that has a material relationship with the Company).

The Board has established these Guidelines to assist it in determining Director independence.

1. A Director is not "independent" if:

   a. the Director is, or has been within the last three years, employed by the Company, or has an immediate family member who is, or has been within the last three years, an executive officer of the Company;

b. the Director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 per year in direct compensation from the Company, other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

c. (i) the Director is a current partner, or has an immediate family member who is a current partner, of a firm that is the Company's internal or external auditor; (ii) the Director is a current employee of such a firm; (iii) the Director has an immediate family member who is a current employee of such a firm and who personally works on the Company's audit; or (iv) the Director or an immediate family member was, within the last three years (but in either case is no longer), a partner or employee of such a firm and personally worked on the Company's audit within that time;

d. the Director is or has been, or has an immediate family member who is or has been, within the last three years, employed by another company where any of the Company's current executive officers serves or served on that company's compensation committee; or

e. the Director is an employee, or an immediate family member is an executive officer, of an organization that has made or received from the Company, payments for property or services in an amount which, in any of the last three fiscal years, exceeded the greater of 2% of such other company's consolidated gross revenues or $1 million.

Except in relation to the test set forth in paragraph (c) above, "immediate family member" includes a person's spouse, parent, sibling, child, mother- or father-in-law, son- or daughter-in-law, brother- or sister-in-law or anyone (other than domestic employees) who shares a person's home but does not include individuals who are no longer "immediate family members" as a result of legal separation, divorce, death or incapacity. For purposes of paragraph (c) above, "immediate family member" means a spouse, minor child or stepchild, or an adult child or stepchild sharing a home with the Director.

2. In addition, a Director is not "independent" if he or she has any of the following charitable or business relationships:

a. the Director or an immediate family member is an executive officer, trustee, or chairman of the board of a tax-exempt entity that, within the past 12 months, received significant contributions from the Company (revenue of the greater of 2% of the entity's consolidated gross revenues or $1 million is considered significant); or

b. the Director or an immediate family member has any other business (including providing professional services), charitable or personal relationships with the Company or with members of senior management of the Company that the Board determines to be material.

With respect to (a) above, the Company's automatic matching of employee charitable contributions, if any, will not be included in the amount of the Company's contributions for this purpose.

Board Member Criteria and Election

The Board, upon recommendation of the Nominating/Corporate Governance Committee, selects candidates for nomination to the Board. The Board welcomes recommendations for Board candidates from stockholders. The Nominating/Corporate Governance Committee identifies individuals qualified to become Board members (consistent with criteria that it recommends to the Board) and recommends nominees to the Board. The Nominating/Corporate Governance Committee reviews the qualifications of any person submitted to be considered as a Board member by any stockholder or otherwise. The Nominating/Corporate Governance Committee may engage an independent executive search firm to assist in identifying qualified candidates. The Nominating/Corporate Governance Committee reviews all recommended candidates in the same manner regardless of the source of the recommendation.

Recommendations from public stockholders should be in writing and addressed to: Corporate Secretary, MGM Resorts International, 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109, and must include the proposed candidate's name, address, age and qualifications together with the information required under federal securities laws and regulations. Such communication must be received in a timely manner and also include the recommending stockholder's name address and the number of shares of the Company's common stock, and the length of time, beneficially held.

Directors should be individuals with substantial accomplishments in their professional backgrounds, and should be leaders in the companies or institutions with which they are affiliated. They should be able to make independent, analytical inquiries and should exhibit practical wisdom and mature judgment. Directors are expected to possess the highest personal and professional ethics, integrity and values, and should be committed to promoting the long-term interests of the Company's stockholders.

The Nominating/Corporate Governance Committee evaluates each individual in the context of the Board as a whole, with the objective of recommending a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment, using its diversity of experience. The Nominating/Corporate Governance Committee, together with the Board, reviews, on an annual basis, the composition of the Board to determine whether the Board includes the right mix and balance of skills sets, financial acumen, general and special business experience and expertise, industry knowledge, diversity, leadership abilities, high ethical standards, independence, sound judgment, interpersonal skills, overall effectiveness and other desired qualities.

The Company has not adopted a mandatory retirement age or term limits for its Board members because it recognizes that each individual is different and arbitrary limitations may result in individuals who distinguish themselves in their board service being precluded from serving on the Company's Board. However, the Company recognizes that economic, social and geo-political factors affecting our global business are continually changing and the experiences and skills of our board members need to keep pace. Accordingly, in re-nominating incumbent members to the Board of Directors, the Nominating/Corporate Governance Committee takes into account the need to regularly refresh the composition of the Board to ensure the Board has the appropriate complement of expertise and recent experience to address the Company's current and anticipated circumstances and needs.

Affiliations of Directors; Limits on Other Activities

It is the responsibility of each Director to advise the Corporate Secretary or the Chair of the Nominating/Corporate Governance Committee of any significant change in personal circumstances or any affiliation with public or privately held commercial enterprises that may create a potential conflict of interest, potential embarrassment to the Company or possible inconsistency with the Company's policies or values.

In addition, when a Director's principal occupation or business association changes substantially from the position such Director held when originally invited to join the Board, the Director shall submit to the Chair of the Nominating/Corporate Governance Committee an offer to resign. The Nominating/Corporate Governance Committee shall review whether it would be appropriate for the Director to continue serving on the Board and recommend to the Board whether, in light of the circumstances, the Board should accept the proposed resignation or request that the Director continue to serve.

Directors must be prepared to devote the time required to prepare for and attend Board meetings, and fulfill their responsibilities effectively. Because of the time commitment associated with service on the Board, Directors are expected to limit the number of other boards (excluding non-profits) on which they serve to between three and five, with the lower limit applying to Directors who are engaged full-time in another business. In addition, because of the time commitment associated with service on the Audit Committee, Audit Committee members are expected to limit their service as an audit committee member to a maximum of three public companies, unless the Board determines that simultaneous service on more than three such committees would not impair the ability of the Director to effectively serve on the Company's Audit Committee. It is the responsibility of each Director to advise the Corporate Secretary or the Chair of the Nominating/Corporate Governance Committee in advance of accepting an invitation to serve on another board or audit committee, as the case may be.

III. BOARD STRUCTURE

Number of Directors

The Amended and Restated Bylaws of the Company (the "Bylaws") provide that the Board shall not exceed twenty (20) members, with the exact number being determined from time to time by resolution of the Board. At the current time, the Board believes that a size of between ten (10) and sixteen (16) Directors is appropriate.

Board Leadership

The Board selects from among its members the Chairman of the Board. The Board also elects the CEO. The Board has no formal policy on separation of the position of Chairman of the Board and CEO, but generally believes that decisions regarding whether to combine or separate the Chairman and CEO positions should be made in the context of succession planning. When the Chairman of the Board and the CEO are the same individual, or when the Chairman of the Board otherwise does not qualify as independent, the independent Directors select from among their members a lead independent Director (the "Lead Independent Director") to convene executive sessions and perform the tasks outlined below.

Executive Sessions & Independent Board Leadership

The non-management and independent Directors meet in regularly scheduled executive sessions without management present and have the opportunity to convene in executive session at every meeting of the Board in their discretion. Executive sessions of the non-management Directors are chaired by the Lead Independent Director, who is elected by and serves at the pleasure of the independent members of the Board. The Lead Independent Director is responsible for convening executive sessions and setting the agenda. Upon reasonable notice to the other Directors, any non-management or independent Director may convene an executive session. In addition to the foregoing executive sessions, the independent Directors shall meet at least once in every year in an independent Director executive session without management or non-independent, non-management Directors present and shall have the opportunity to convene in such an independent Director executive session at any meeting of the Board in their discretion, or at any regularly scheduled independent Director executive session, which independent Director executive sessions may be convened by either the Lead Independent Director or, upon reasonable notice, any independent Director.

The Lead Independent Director shall, among other things:

- convene, chair and determine agendas for executive sessions of non-management and independent Directors;
- determine in consultation with the Chairman/CEO the schedule and agenda items for Board meetings and associated information needs associated with those agenda items;
- communicate to the Chairman/CEO matters as determined in the executive session, including matters related to CEO performance;
- serve as an information resource for other Directors and act as liaison between Directors, committee chairs and management;
- on behalf of and at the direction of the Board, meet with shareholders and speak for the Board in circumstances where it is appropriate for the Board to have a voice distinct from that of management; and
- undertake other tasks as requested by the non-management and independent Directors.

The Board has adopted a policy that a Director who is affiliated with Tracinda Corporation may not serve as the Lead Independent Director, which policy shall remain in effect until altered by decision of a majority of the independent Directors (not including any Director affiliated with Tracinda Corporation).

Board Committees

Pursuant to the Company's Bylaws, the Board has established various committees to assist in the performance of its duties. The committees of the Board are the Audit Committee, the Compensation Committee, the Corporate Social Responsibility Committee and the Nominating/Corporate Governance Committee. Each of these committees has a written charter that has been approved by the Board and that is available on the Company's website at www.mgmresorts.com/corporategovernance. New committees may be formed from time to time as necessary or appropriate in the judgment of the Board, either as standing or adhoc committees. The chair of each committee, who is appointed by the Board, reports on the activities of the committee to the Board on a regular basis.

The Board has adopted a policy that a Director who is affiliated with Tracinda Corporation may not serve as Chair of the Nominating/Corporate Governance Committee, which policy shall remain in effect until altered by decision of a majority of the independent Directors (not including any Director affiliated with Tracinda Corporation).

Director Emeritus Policy

To recognize contributions of an unusually valuable nature to the Company, the Board by resolution of a majority of its members may from time to time designate a former Director as "Director Emeritus," as described more fully below. The designation of Director Emeritus is intended as a significant honor. The Board expects that most Directors will not be designated with this title.

1. Each year, the Chairman of the Board shall provide a letter to each Director Emeritus outlining which Board functions the Director Emeritus is welcome to attend. The Chairman may supplement or modify this annual notification at his or her discretion.

2. A Director Emeritus shall receive such Board materials as the Chairman of the Board in consultation with the General Counsel determines is appropriate, subject to the agreement by such Director Emeritus to hold all nonpublic information strictly confidential and to strictly observe restrictions on the use of material non-public information to trade securities, including as set forth in the Company's insider trading policy.

3. A Director Emeritus shall not be entitled to vote on any business coming before the Board, nor shall he or she be counted as a member of the Board for the purpose of determining the number of Directors necessary to constitute a quorum, for the purpose of determining whether a quorum is present, or any other purpose whatsoever.

4. A Director Emeritus shall owe no duties to the Company as a result of such designation except the obligations to hold strictly confidential any non-public information received

and to abide by the Company's insider trading policy. Specifically, the title of Director Emeritus does not carry with it any rights, privileges, liabilities or obligations associated with being a member of the Board; and accordingly no Director Emeritus shall be deemed to be a member of the Board nor shall any Director Emeritus be deemed to be a "Director" as that term is used in these Corporate Governance Guidelines, in the Bylaws or otherwise.

5. The term of a Director Emeritus shall be for one year, subject to renewal by the Board.

6. The Board shall use its discretion in determining whether to compensate a Director Emeritus for the advisory and consulting services he or she may provide. A Director Emeritus may be reimbursed for reasonable expenses incurred to attend Board and committee meetings but shall not be compensated for attendance at such meetings. A Director Emeritus may also receive reasonable perquisites as determined by the Board from time to time.

IV. BOARD OPERATIONS

Director Orientation and Continuing Education

The Board has delegated to the Nominating/Governance Committee the task of designing (with assistance from Company management) and overseeing the orientation program for new Directors and continuing education programs for all Directors. Each new Director receives background material on the Company, including copies of the Company's guidelines and policies. These include the Corporate Governance Guidelines and the Code of Conduct and Ethics and Conflict of Interest Policy; the Certificate of Incorporation and Bylaws; recent SEC filings; a memorandum on federal securities laws applicable to Directors; and a summary of indemnification provisions and directors and officers liability insurance; as well as other information deemed relevant. In addition, each Director is afforded the opportunity to meet with members of the senior management of the Company, visit the Company's facilities and consult with independent advisors as necessary or appropriate. Directors are expected to undertake such continuing education to properly perform their duties. The Board and the CEO work together to ensure that Directors are engaging in continuing education efforts.

Frequency of Meetings

The Board meets at least six times per year. The Chairman of the Board, in consultation with Lead Independent Director, senior management and the chair of each committee, prepares an annual schedule of the regular meetings of the Board and the Board's committees. This schedule is presented to the full Board for approval.

Meeting Agenda

The Chairman of the Board, in consultation with the Lead Independent Director and appropriate members of management, establishes the agenda for each Board meeting. The chair of each committee, in consultation with the other members of the committee, the other members of the Board and the appropriate members of management, establishes the agenda for each committee meeting.

Unless otherwise provided in the charter of a committee or by applicable law or regulation, topics that are typically addressed by a committee may be addressed instead by the full Board, as determined by the chair of the relevant committee in consultation with the Chairman of the Board.

Meeting Material Distributed in Advance; Other Information

Information that is important to the understanding of the matters before the Board and each committee, will, to the extent practicable, be distributed in writing a reasonable amount of time before the meeting so that meeting time may be conserved and focused on discussion and questions that the Directors may have rather than on lengthy presentations. Directors are expected to review meeting materials prior to the meeting. Management seeks to ensure that the information is complete and accurate, while making every attempt to see that this material is as concise as possible.

Meeting Attendance

Directors are expected to attend each meeting of the Board and of each committee of which the Director is a member. Directors are also expected to attend the annual meeting of stockholders. Directors are expected to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Although the Bylaws authorize members of the Board and committee members to participate in and act at a meeting through the use of telephonic or other communication equipment, the personal attendance of Directors at such meetings is preferred and expected absent compelling circumstances. All decisions of the Board or any committee are determined by an affirmative vote of the majority of members in attendance. A quorum of the Board or the committee, as the case may be, is established when a majority of the members are present or otherwise participating. Any action to be taken at any meeting of the Board or any committee may be taken without a meeting, if all members of the Board or the committee, as the case may be, consent thereto in writing and such writing or writings are filed with the meeting minutes.

Minutes

The Secretary or Assistant Secretary of the Company records minutes of all meetings of the Board. In the absence of the Secretary and Assistant Secretary, the Chairman of the Board may designate any Director, Company executive officer or outside counsel to record such minutes. Minutes of the meetings of each other committee are prepared by the person appointed for such purpose by the chair of such committee. The minutes of each meeting of the Board and its committees are filed, together with actions by unanimous written consent, by the Secretary or Assistant Secretary with the official records of the Company.

Attendance of Non-Directors at Board Meetings

The Chairman of the Board, in consultation with the Lead Independent Director or the appropriate Committee chair, may invite members of senior management or outside advisors or consultants to attend Board or committee meetings when such attendance may assist the Board or a committee in its understanding of a matter to be discussed. Such persons shall be formally introduced at the beginning of the Board or committee meeting or the section of the meeting in which they are to participate. Any attendance by persons who are not members of the Board, whether in person or by telephonic or other electronic means, shall be noted in the applicable Board or committee minutes.

Director Access to Independent Advisers

The Board and its committees are authorized to retain independent advisers to assist them in carrying out their activities, and the Company provides adequate resources to compensate such advisers. Directors have complete access to senior management and to the Board's advisers. Directors are expected to use good judgment to ensure that this contact is not distracting to the business operation of the Company, and that independent advisers are used efficiently.

Director Compensation

The Company believes that Director compensation should be reasonable in light of what is customary for companies of similar size, scope and complexity and should reflect the time, effort and expertise required of Directors to adequately perform their duties. The Nominating/Corporate Governance Committee recommends to the Board for approval general principles for determining the form and amount of Director compensation and, subject to such principles, evaluates annually the status of Board compensation, reporting its findings and recommendations to the Board for approval.

Director compensation is currently comprised of a cash component as well as an opportunity to participate in the Company's future growth prospects through equity incentive awards. Currently, Board members who are employees of the Company do not receive compensation for their service on the Board. Board members (i) who are nominated to the Board pursuant to a contractual right or agreement, (ii) who are an officer or employee of, or a person who performs responsibilities of a similar nature for, the nominating entity or person, as the case may be, or an affiliate thereof, and (iii) who are determined not to be independent because of conflicting interests between the Company and the nominating entity or person or its affiliates, receive no compensation for their service on the Board. All other directors receive the following, payable in equal quarterly installments: an annual retainer, an annual fee for service on a Board committee (with a limit of two committees) and, as applicable, an annual fee for service as a Board committee chair, an annual fee for service as Lead Independent Director and an annual fee for service as liaison to the compliance committee of the Company. These other directors also receive an annual equity incentive award. Each director who is not an employee of the Company receives reimbursement of all reasonable expenses incurred in attending meetings of the Board and any committees on which he or she serves.

The Board has adopted a policy concerning independent Directors' use of Company facilities. To permit independent Directors to experience the Company's facilities and to better prepare themselves to provide guidance to the Company on matters related to product differentiation and resort operations, each year, following the election of the Board at the annual meeting of shareholders, each independent Director is offered a certain amount of M life express comp points to be utilized at the Company's resort facilities. As each independent Director may have different schedule constraints resulting in varying frequencies of visits to the Company's facilities, independent Directors may request to receive a lesser number of M life express comp points to suit their anticipated annual visitation. In addition, as a token of appreciation for significant Board service, each independent Director who has served on the Board for a minimum of three years will continue to be offered a certain amount of M life express comp points for an additional three years after they have ceased to serve on the Board, provided (a) the independent Director elected to depart from the Board and such departure was on good terms, in each case as determined by the Nominating/Corporate Governance Committee in its discretion (for example, the independent Director must not have been removed for cause and there must have been no disagreement in connection with the independent Director's departure from the Board that would be required to be reported by the Company on Form 8-K) and (b) the independent Director does not after his or her departure from the Board take any action that adversely impacts the Company or breach any agreement with or duty to the Company, in each case as determined by the Nominating/Corporate Governance Committee in its discretion. To the extent required by applicable law or Internal Revenue Service regulations, the fair value of M life express comp points awarded to each independent Director and former independent Director, as such value is established by the Company from time to time, will be reported as income to the Director on Form 1099. Each independent Director and former independent Director is responsible for paying any applicable income taxes on these amounts based on his/her personal income tax return.

Director and Officer Stock Ownership Guidelines

The Company recognizes the importance of aligning the Board's interests with those of our shareholders. As a result, the Board has established stock ownership guidelines for all of our Directors, effective April 18, 2012. Under these guidelines, each Director is expected to accumulate, by December 31 of the fifth year following the effective date of the guidelines (or, if later, by December 31 of the fifth year following the year becoming a Director), Company stock having a fair market value equal to five times such Director's annual base cash retainer from time to time.

The Company also recognizes the importance of aligning management's interests with those of our shareholders. As a result, the Board, at the recommendation of the Compensation Committee, has established stock ownership guidelines for all of the Company's executive officers, effective April 18, 2012. Under these guidelines, executive officers are expected to accumulate Company stock having a fair market value equal to the multiples of their applicable base salaries as shown in the table below.

Position	Multiple of Base Salary
CEO	5x
Other Executive Officers	2x

For purposes of the Director and executive officer ownership guidelines, shares held in trust or retirement accounts and restricted stock units, but not stock appreciation rights or performance share units, count toward the ownership requirement. Each Director and executive officer is expected to retain 50% of the net after-tax shares received upon vesting and exercise of equity incentive awards granted after the effective date of these guidelines until the requirement is satisfied. If the Company has a deferral program pursuant to which Directors may accumulate restricted stock units received as equity compensation on a tax-deferred basis, then the pre-tax number of shares count toward the ownership guidelines.

Stockholder and Interested Parties Communications with the Directors

The Board has established a process for stockholders and other interested parties to communicate with members of the Board, the non-management Directors as a group and the Lead Independent Director. All such communications shall be in writing and be addressed to: MGM Resorts International, 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109, Attention: Corporate Secretary/Stockholder Communications.

All inquiries are reviewed by the Corporate Secretary, who forwards to the Board, the non-management Directors and the Lead Independent Director, as applicable, a summary of all such correspondence and copies of all communications that he determines are appropriate, and consistent with, the Company's operations and policies. Matters relevant to other departments of the Company are directed to such departments with appropriate follow-up to ensure that inquiries are responded to in a timely manner. Matters relating to accounting, auditing or internal controls are referred to the Chair of the Audit Committee and included in the report to the Board, together with a report of any action taken to address the matter. The Board or the Audit Committee, as the case may be, may direct such further action deemed necessary or appropriate.

Board Communication with Stockholders

It is the sense of the Board that communications between Directors and the press or other media on matters pertaining to the Company or the Board should be centrally coordinated. The Board has delegated the role of spokesperson for the Board to the Chairman/CEO. In certain instances where it is appropriate for the Board to have a spokesperson separate from management, the Lead Independent Director may speak for the Board at its direction. All Directors should be sensitive to the fact that responding to requests for information or comment from stockholders, the press or other media, or others may result in inadvertent disclosure of confidential information and Directors are expected to take special care in light of laws prohibiting insider trading, tipping and avoidance of selective disclosure. Therefore, Directors should use discretion in their contacts with stockholders, the press or other media, and stockholders, and Directors should discuss how best to handle such requests for comments with the Chairman/CEO and the General Counsel prior to responding.

Confidentiality

Each Director has an obligation to keep confidential all non-public information that relates to the Company's business and not use such information for his or her own personal benefit or the benefit of persons or entities outside the Company. Confidential information includes, but is not limited to, information regarding the strategy, business, finances and operations of the Company (or any of the Company's suppliers, customers or other constituents), minutes, reports and materials of the Board and its committees, and other documents identified as confidential by the Company. Additionally, the proceedings and deliberations of the Board and its committees are confidential. The Board implements special procedures for handling transactions or arrangements that involve a conflict of interest.

Code of Business Conduct and Ethics and Conflict of Interest Policy

Each Director is expected to act with integrity and to adhere to the policies in the Company's Code of Business Conduct and Ethics and Conflict of Interest Policy (the "Code of Conduct") applicable to all of the Company's Directors and officers and to certain of its employees, including the CEO, the Chief Financial Officer, Chief Accounting Officer and General Counsel. In addition, the Code of Conduct applies to all personnel of the Company and its operating subsidiaries at the management director or more senior level, all accounting and finance personnel, and those personnel serving in such other categories as the Company designates from time to time. Currently, employees of the Company and its operating subsidiaries in each of the following departments or job functions are also subject to the Code of Conduct: (i) surveillance; (ii) security; (iii) purchasing; (iv) internal audit; (v) marketing and (vi) information systems. For all other personnel that are not expressly subject to the Code of Conduct, the Company has comparable policies and procedures set forth in the Employee Handbooks of the Company's operating subsidiaries. The Code of Conduct establishes policies and procedures that the Board believes promote the highest standards of integrity, compliance with the law and personal accountability. The Company's Code of Conduct is posted on the Company's website at www.mgmresorts.com/codeofconduct and is provided to all new Directors, new officers and certain new employees and distributed annually to all Directors, officers and certain employees of the Company, each of whom is required to acknowledge in writing or electronically his or her receipt and understanding thereof and agreement to adhere to the principles contained therein. The Company periodically evaluates the Code of Conduct to ensure that it conforms to applicable laws and best practices. Any waiver of the requirements of the Code of Conduct for any Director (or senior corporate officer) must be approved by the Board or its Audit Committee and must be promptly disclosed as required by law or regulation, including as may be disclosed on the Company's website.

Conflict of Interest/Recusal

A Director's business, charitable or personal relationships may occasionally give rise to a material interest on a particular issue that conflicts, or appears to conflict, with the interests of the Company. It is the responsibility of each Director to identify potential conflict situations and bring them to the attention of the Board or the Audit Committee, to whom the Board has delegated responsibilities with respect to the handling of certain conflicts. The Board or the Audit Committee, after consultation with counsel, will determine on a case-by-case basis whether an actual or apparent conflict of interest exists. The Board or the Audit Committee will take appropriate steps to handle conflicts when they arise, including by recusing a Director having a conflict from voting or from participating in Board or committee discussions on an issue so as to ensure that all Directors voting or participating in discussions on an issue involving a conflict are disinterested with respect to that issue. In appropriate cases, Directors with a conflict will recuse themselves from the discussion and the voting process at the Board or committee meeting in question. Directors who are recused due to a conflict will not be entitled to (i) information distributed to other Board members relating to any discussion of such conflict or the matters to which such conflict relates, (ii) any minutes or other corporate records related thereto, or (iii) any legal advice furnished to the Company in connection therewith. Each Director has a duty to notify the Chairman of the Board, the Lead Independent Director and the General Counsel about their interest in a matter that could give rise to an actual or potential conflict, including potential service on other boards and changes in employment or any other changes that could give rise to conflicts or changes in independence status.

Assessing the Board's Performance

The Board, through procedures developed and recommended by the Nominating/Corporate Governance Committee, conducts an annual self-evaluation of its performance and effectiveness. Each committee also conducts an annual self-evaluation using procedures developed with the Nominating/Corporate Governance Committee. Each committee discusses the results of its self-evaluation with the Board.

Evaluation and Management Succession

As an ongoing process, but at least annually, the non-management members of the Board, as coordinated by the Compensation Committee, evaluate the performance of the CEO based on such criteria as they deem appropriate, which may include such factors as (i) the overall performance of the Company's business, (ii) the progress toward the achievement of the Company's long-term strategic objectives, (iii) the development of a strong management team, (iv) the management of risk, and (v) the development and maintenance of a corporate culture that sets high standards of performance, accountability and ethical behavior. The results of the evaluation are reported to the Company's CEO by the Lead Independent Director and the chair of the Compensation Committee. The evaluation results are used by the Compensation Committee in determining the CEO's compensation.

The Board is also responsible, in consultation with the CEO and the Nominating/Corporate Governance Committee, for establishing such formal and informal policies and procedures as it deems appropriate regarding succession in the event of the retirement, death, incapacity, emergency or other eventuality with respect to the CEO, as well as succession plans for other senior management positions.